Exhibit 99.1

News Release

April 27, 2020

Turquoise Hill postpones Annual General and Special Meeting

Turquoise Hill Resources (Turquoise Hill or the Company) today announced the postponement of its annual general and special meeting (the Meeting) of shareholders of the Company, originally scheduled to be held on May 12, 2020. Due to public health measures and restrictions on gatherings enacted by both the Federal and Provincial governments in Canada in response to the COVID-19 pandemic and to help protect the health and well-being of its shareholders, colleagues, communities and other stakeholders, the Company made the decision to postpone the Meeting to a later date.

Once a new date for the Meeting is determined, the Company will set the new record date for the Meeting and file an amended notice of meeting and record date on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com